UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

OTHER INFORMATION

On December 10, 2008, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) issued a press release announcing that, with effect of December 31, 2008, Jörn Aldag has resigned from his position as President & Chief Executive Officer of Evotec. Dr Mario Polywka, Chief Operating Officer, and Dr Klaus Maleck, Chief Financial Officer, will jointly lead the Company until a permanent successor is announced. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: December 11, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 10, 2008

Exhibit 99.1

Jörn Aldag resigns as CEO of Evotec AG

Hamburg, Germany – Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) announced today that Jörn Aldag will resign from his position as President & Chief Executive Officer of Evotec. The resignation will be effective as of December 31, 2008. Dr Mario Polywka, Chief Operating Officer, and Dr Klaus Maleck, Chief Financial Officer, will jointly lead the Company until a permanent successor is announced.

Dr Flemming Ornskov, Chairman of the Supervisory Board of Evotec, said: “During his eleven-year tenure at Evotec Jörn Aldag played a pivotal role in the transformation of Evotec from a technology provider to an integrated, CNS-focused biopharmaceutical company. Today the Company has a very strong financial position and a deep preclinical and clinical pipeline of CNS drug candidates that provide a strong basis for future success. On behalf of the Evotec Supervisory Board, I would like to thank Jörn Aldag for his effective and very successful leadership of the Company and we wish him ongoing success for his future endeavors.”

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through research collaborations, it is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries. In proprietary projects, Evotec specializes in finding new treatments for diseases of the Central Nervous System. Evotec has four programs in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 302, a MAO-B inhibitor in development for smoking cessation, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of Alzheimer’s disease and/or pain, and a P2X7 antagonist for the treatment of inflammatory diseases. In addition, Evotec has a number of proprietary projects in preclinical development as well as a worldwide license agreement with Pfizer to research, develop and commercialize small molecule vanilloid receptor (VR1) antagonists for the treatment of pain.

For additional information please go to www.evotec.com

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

For further information, please contact:

Anne Hennecke, anne.hennecke@evotec.com

SVP, Investor Relations & Corporate Communications

+49.(0)40.560 81-286 +49.(0)40.560 81-333 Fax

Corporate Headquarters:

Evotec AG, Schnackenburgallee 114, 22525 Hamburg, Germany